E: Kevin@bevilacquapllc.com

T: 202.869.0888

W: bevilacquapllc.com

October 10, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Washington, D.C., 20549

Attn: Uwem Bassey, Austin Pattan and Jan Woo

Re:	iOThree Limited Amendment No. 2 to Registration Statement on Form F-1 Filed April 30, 2024 File No. 333-276674

Dear Mr. Bassey, Mr. Pattan and Ms. Woo:

iOThree Limited (the “Company”) is in receipt of the above-captioned Comment Letter (the “Comment Letter”) regarding Amendment No. 2 to the Company’s Registration Statement on Form F-1 submitted to the Securities and Exchange Commission (the “Commission”) on April 30, 2024. On behalf of the Company, we are responding to comments provided by the staff (the “Staff”) of the Commission.

For your convenience, this letter is formatted to reproduce your numbered comments in bold italicized text. In conjunction with these responses, we have live filed today with the Commission Amendment No. 3 to the Company’s Registration Statement on Form F-1 (the “Amendment”).

Amendment No. 2 to Registration Statement on Form F-1

General

1. Please update your financial statements, or file as an exhibit to the filing the necessary representations as to why such update is not necessary. Refer to Item 8.A.4 of Form 20-F and Instruction 2 thereto.

RESPONSE: In response to the Staff’s comment, we respectfully advise the Staff that the Company has updated the registration statement to include audited financial statements for the fiscal years ended March 31, 2024 and 2023.

1050 Connecticut Ave., NW, Suite 500

Washington, DC 20036

iOThree Limited

October 10, 2024

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Kevin Sun of Bevilacqua PLLC at (202) 869-0888 (ext. 101) or Eng Chye Koh, Chief Executive Officer of iOThree Limited at + 65 3105 1699.

Sincerely,

/s/ Kevin Sun
Kevin Sun, Esq.
Bevilacqua PLLC

cc:	Eng Chye Koh

Chief Executive Officer

Fui Chu Lo

Chief Financial Officer